3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

February 28, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Amy Miller, Esq.

Re:	Kalmar Pooled Investment Trust 1933 Act File No. 333-13593 1940 Act File No. 811-7853

Dear Ms. Miller:

On behalf of Kalmar Pooled Investment Trust (the “Trust”), this letter is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) in response to oral comments received on January 28, 2014 from the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 25 (“PEA No. 25”) to the Registration Statement. PEA No. 25 was filed on December 11, 2013 pursuant to Rule 485(a) under the Securities Act to register the Kalmar “Growth with Value” Small/Mid Cap Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 (the “1940 Act”) and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus (“Prospectus”) and statement of additional information (“SAI”) contained in the PEA No. 25. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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                                                             Boston                                 Washington, D.C.                             Detroit                                 New York                        Pittsburgh

                                         Berwyn                        Harrisburg                                 Orange County                             Princeton                                 Wilmington

www.pepperlaw.com

U.S. Securities and Exchange Commission

February 28, 2014

Prospectus

1.	In the summary section, revise footnote 3 to the fee table to clarify the application of the Expense Limitation to the Retail and Advisor classes.

Response: The Prospectus has been revised to address the Staff’s comment. Additionally, the expense limitation agreement between the Trust and the Adviser has been revised in order to explicitly provide that the reduction of fund-wide expenses under the Expense Limitation applies to all classes of the Fund.

2.	In the fee table, restate the line items “Reimbursements/Waivers” and “Total Annual Fund Operating Expenses After Reimbursements/Waivers” to “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” respectively.

Response: The Prospectus has been revised to address the Staff’s comment.

3.	With respect to “acquired fund fees and expenses,” confirm that the Fund does not anticipate investing in “acquired funds” to the extent that the Fund is required to disclose “acquired fund fees and expenses” in the fee table as a separate line item.

Response: Confirmed.

4.	Since the SAI discloses that the Fund may engage in short selling, confirm that the Fund does not anticipate utilizing short sales and that it is not required disclose as a line item in the fee table the interest and expenses of short sales.

Response: Confirmed.

5.	In the section “Portfolio Turnover” state that portfolio turnover is only shown when the Fund has had a full calendar year of operations.

Response: The Prospectus has been revised to reflect the Staff’s comment.

6.	In the disclosure regarding the principal risks of the Fund, state that an investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

February 28, 2014

7.	Revise the Prospectus and SAI, where required, to clarify that the Messrs. Draper and Walker, as co-leaders of the investment team responsible for the Fund, are both primarily and jointly responsible for the day-to-day management of the Fund.

Response: The Prospectus and SAI have been revised to reflect the Staff’s comment.

8.	Revise the Prospectus and SAI, where required, to clarify that the Fund may only invest up to 20% of its assets in investments other than the common stocks of small and mid-sized companies.

Response: The Prospectus and SAI have been revised to reflect the Staff’s comment.

9.	In accordance with “plain English” principles, break out the section “Small/Mid Cap Company Risk” under “Principal Risks Factors” into multiple paragraphs.

Response: The Prospectus has been revised to reflect the Staff’s comment.

SAI

1.	Under the section “Investment Strategies and Risks,” distinguish between principal and non-principal strategies and risks.

Response: The SAI has been revised to reflect the Staff’s comment.

2.	Under the section “Investment Strategies and Risks,” disclose the types of investments that the Fund may make while assuming a temporary defensive position.

Response: The SAI has been revised to address the Staff’s comment.

3.	Under the section “Investment Restrictions, revise the Fund’s industry concentration policy (Item No. 3) to: (i) distinguish between government and non-governmental mortgage backed securities; and, (ii) delete the statement that “certificates of deposit and bankers’ acceptances will not be considered investments in the banking industry.” With respect to (ii) above, the current Staff view is that such instruments should be considered an investment in the banking industry for purposes of an investment company’s industry concentration policy.

Response: With respect to (i), the SAI has been revised to reflect the Staff’s comments.

U.S. Securities and Exchange Commission

February 28, 2014

With respect to (ii), the Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require an interpretation that certificates of deposit and bankers’ acceptances be considered investments in the banking industry. We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A.1 The Registrant believes that the Fund’s exclusion of certificates of deposits and bankers’ acceptances from the banking industry for purposes of the Fund’s concentration policy is reasonable and consistent with the Commission’s guidance. Neither the 1940 Act nor Commission guidance provides a definition of “industry.” Lacking a specific definition of industry, industry practice has been to rely on the guidelines issued by the Commission at the time of Form N-1A’s adoption. Guide 19 of those guidelines provide that:

In determining industry classifications, [a registrant] * * * may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.2

Consistent with that guidance and industry practice the Registrant has reasonably determined to exclude from its definition of the banking industry certificates of deposits and bankers’ acceptances since the economic characteristics of those instruments are more akin to cash or cash equivalents and thus their economic characteristics are materially different from those of equity securities of one or more banks. Further the investment return on such instruments are not likely to be impacted by economic developments impacting the banking industry as a whole. Accordingly, the SAI has not been revised and the fundamental policy with respect to industry concentration remains unchanged except as revised to respond to the Staff’s comments in (i).

Part C

1.	Under In future filings, file the powers of attorney on which the attorney-in-fact relies, or refer to the filing in which such powers were filed as an exhibit.

Response: Future filings will either include the applicable powers of attorney or refer to the filing in which such powers were filed as an exhibit.

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1 Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 13436, 48 Fed. Reg. 37,928 (1983).

2 Id.

U.S. Securities and Exchange Commission

February 28, 2014

Attached to this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Trust.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Ford B. Draper, Jr., President of Kalmar Pooled Investment Trust
John M. Ford, Esq.

EXHIBIT A

KALMAR POOLED INVESTMENT TRUST

3701 Kennett Pike

Wilmington, DE 19807

FEBRUARY 28, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Amy Miller, Esq.

Re:	Kalmar Pooled Investment Trust
1933 Act File No. 333-13593
1940 Act File No. 811-7853

Dear Ms. Miller:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 25, the Trust’s registration statement on Form N-1A filed with the Commission on December 11, 2013 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Ford B. Draper, Jr.

Ford B. Draper, Jr.

President

Cc: John M. Ford, Esq.